UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 3, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EarthLink Holdings Corp.

File No. 1-15605 - CF#34255

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EarthLink Holdings Corp. (formerly EarthLink Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from Exhibit 10.34 to a Form 10-K filed on February 27, 2009, as modified by the same contract refiled as Exhibit 10.5 to a Form 10-Q filed on May 1, 2009, Exhibit 10.1 to a Form 8-K filed on December 2, 2010, and Exhibit 10.1 to a Form 8-K filed on October 30, 2013.

Based on representations by EarthLink, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed on	Confidential Treatment Granted
10.34	10-K	February 27, 2009	through October 31, 2017
10.1	8-K	December 2, 2010	through October 31, 2017
10.1	8-K	October 30, 2013	through October 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary